UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

_______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Westell Technologies, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)

957541105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

_______________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957541105	13G	Page 2 of 5 Pages

1.				NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Clinton Hoeft

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]

(b) [ ]
3.				SEC USE ONLY

4.				CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,905,479
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,905,479
	8.	SHARED DISPOSITIVE POWER	0
9.				AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,905,479

10.				CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES				[ ]

Not applicable.

11.				PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.				TYPE OF REPORTING PERSON

IN

CUSIP No. 957541105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Westell Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

750 North Commons Drive, Aurora, IL 60504

Item 2(a).	Name of Person Filing:

David Clinton Hoeft

Item 2(b).	Address of Principal Business Office:

555 California Street, 40th Floor
San Francisco, CA 94104

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number:

957541105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8);

(e)[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);

(j)[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. 957541105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,905,479

(b) Percent of class:

6.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,905,479

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,905,479

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 957541105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2013

By:	/s/ David Clinton Hoeft
Name: David Clinton Hoeft